Mail Stop 4-6
				April 29, 2005



Mark Lindberg
President and
Chief Financial Officer
Photonics Corporation
420 E FM 3040, Ste. 118, PMB 216
Lewisville, TX  75067

RE:	Photonics Corporation
	Form 10-K for fiscal year ended December 31, 2004
	File No. 000-22514


Dear Mr. Lindberg:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the Independent Auditors` Report. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the year ended December 31, 2004

Independent Auditors` Report

1. We note that the Independent Auditors` Report does not appear to be signed and does not indicate the city and state where issued. Tell us what consideration the Company`s independent audit firm made to Article 2-02(a) of Regulation S-X or amend your Form 10-K to revise accordingly.

2. We note that the Company`s independent auditors conducted their audit in accordance with standards generally accepted in the United
States of America. Tell us what consideration was made to PCAOB Auditing Standard No. 1 to indicate that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please explain or amend your Form
10-K to revise accordingly.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman at (202) 942-1890 or Kathy
Collins, Accounting Branch Chief, at (202) 942-2814 or me at (202) 942-1800 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Photonics Corporation
April 29, 2005
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